UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35678

Fleetmatics Group Limited
(Exact name of registrant as specified in its charter)

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

+353 (1) 413 1250

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, nominal value €0.015 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3 (b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On November 7, 2016, pursuant to the Transaction Agreement, dated as of July 30, 2016, by and among Fleetmatics Group Limited, a private company limited by shares incorporated in Ireland and formerly known as Fleetmatics Group PLC (the “Company”), Verizon Communications Inc., a Delaware corporation (“Verizon”), and Verizon Business International Holdings B.V., a private limited company incorporated under the laws of the Netherlands and an indirect and wholly-owned subsidiary of Verizon (“Bidco”), Bidco acquired all of the issued share capital of the Company not already owned by Verizon or its subsidiaries for cash by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014 and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules 2013, as amended (the “Acquisition”). As a result of the Acquisition, the Company has become a wholly-owned subsidiary of Bidco.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fleetmatics Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FLEETMATICS GROUP LIMITED

Dated:	November 17, 2016	By:	/s/ Stephen Lifshatz
			Name:	Stephen Lifshatz
			Title:	Chief Financial Officer